Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

August 28, 2014

Via EDGAR and United Parcel Service

Karl Hiller, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

cc:  Lily Dang
       John Hodgin

Re:          Octagon 88 Resources, Inc.
Form 10-K for the Fiscal Year ended June 30, 2013
Filed October 18, 2013
Response Letter dated April 18, 2014
File No. 0-53560

Dear Sirs and Madam:

On behalf of Octagon 88 Resources, Inc. (the “Company”), we are responding to your comment letter (the “Letter”) dated June 20, 2014 with regards to the Company’s Form 10-K filed October 18, 2013 (the “Form 10-K”).  For your reference, we are including courtesy marked copies of (i) the Company’s Amendment No. 2 to the Form 10-K (the “Form 10-K/A”) indicating the changes made thereon from the Form 10-K and (ii) the Form 10-K/A indicating the changes made thereon from the interim draft Amendment No. 2 to the Form 10-K that was provided to the Commission on April 18, 2014 (the “Interim Form 10-K/A”).

Our responses below correspond to the order of your comments in the Letter.

Form 10-K for the Fiscal Year ended June 30, 2013

General

1.
We understand that you will file amendments to your annual and interim reports to include the changes proposed in response to prior comments.  Further revisions will be necessary to address the comments in this letter. You should also update the certifications to comply with Rule 12b-15 of Regulation 12B.

Company Response 1:

The Company respectfully informs the Staff the Form 10-K/A reflects the changes proposed in the Interim Form 10-K/A addressing the Commission’s prior comments as well as additional changes required to address the comments in the Letter. The Company acknowledges that, upon receiving confirmation that the Commission has no further comments to our Form 10-K, it will file any necessary amendments to its annual and interim reports to address all of the Commission’s prior comments.  The Company confirms that updated certifications have been filed with the Form 10-K/A to comply with Rule 12b-15 of Regulation 12B.

Securities and Exchange Commission
Division of Corporation Finance
August 28, 2014

Business, page 2

About North Star, page 5

2.
We have read the revisions you proposed in response to prior comment 3, regarding the degree of clarity in your disclosures relative to the underlying geological reports.  Please further revise your disclosures to address each of the following points.

•
Any language elevating the prospect of having recoverable oil and gas on your properties, such as “high confidence” and “confirmed,” should be removed as this could otherwise be erroneously attributed to the criteria in Rule 4-10(a)(24) of Regulation S-X of reasonable certainty, which relates to proved reserves.

•
All references to the geological models you have utilized, and any third party reviews of the projects and geological models, should be modified to clarify that these relate to resources rather than proved reserves; all of your disclosures should be consistent in revealing that you have not established reserves.

•
Any narratives, including references to “detailed development schedules,” “capital and operating costs,” “expected production and revenues” and “road map to the development” which pertain to resources rather than reserves, should be removed to comply with the Instruction to Item 1202 of Regulation S-K.

We also note that certain of the third party reports and studies, such as the study prepared by Schlumberger Canada Ltd. and the evaluation prepared by GLJ Petroleum Consultants, relate to estimates or evaluations of resources other than reserves, and therefore should not be included as an exhibit in any document publicly filed with the Commission pursuant to the Instruction to Item 1202 of Regulation S-K.

Company Response 2:

The Company respectfully informs the Staff that the Form 10-K/A addresses these comments and that the Form 10-K/A does not include any third party reports or studies as an exhibit thereto in compliance with the Instruction to Item 1202 of Regulation S-K.

Properties, page 17

CEC North Star Properties, page 18

Land, page 18

Securities and Exchange Commission
Division of Corporation Finance
August 28, 2014

3.
We note that you revised your map and accompanying narrative in response to prior comment 11.  However, the column headings above the information shown as the “Range” and “Township” in the table on page 20, appear to be reversed in comparison to the geographical information shown on the map presented on page 19 of your draft amendment.  Please revise as necessary to resolve this apparent inconsistency.

Company Response 3:

The Company respectfully informs the Staff that the Form 10-K/A reflects this change in the table.

Geology, page 21

4.
We note you have additional information relating to geology on pages 21 through 41 of your draft amendment in response to prior comments 14 and 15, which would constitute a significant amount of new technical content, and appears to relate to resources other than reserves.  For example, (i) tabular information relating to estimates of the initial volume of crude bitumen in place, rate of return at current strip prices, and break-even crude oil prices on pages 21 through 23, (ii) seismic sections on pages 27 and 28, (iii) cross sections on pages 26 and 35, and (iv) geologic maps on pages 32, 33, 34 and 40.

The Instruction to Item 1202 of Regulation S-K states that “Estimates of oil or gas resources other than reserves, and any estimated values of such resources, shall not be disclosed in any document publicly filed with the Commission...” Therefore, it appears you will need to further revise your disclosures to remove such content, as presented in the form of narrative discussions, illustrations and figures to adhere to this guidance.

Company Response 4:

The Company respectfully informs the Staff that the disclosure in the “Geology” section of the Form 10-K/A has been amended to streamline such disclosure and to specifically address the items noted in this comment.

Drilling Activities, page 41

5.
We have read the revisions you proposed in response to prior comment 12, concerning your drilling activities.  You will need to further revise your disclosures to identify each of the two referenced exploratory wells as either a dry well or a productive well to comply with Item 1205(a)(1) of Regulation S-K.  Please ensure that your determinations are consistent with the definitions of a “dry well” and a “productive well” contained in Item 1205(b) of Regulation S-K.  Additionally, if the subject wells were plugged and abandoned because they were originally drilled as stratigraphic test wells, without the intent of being completed for hydrocarbon production, expand your disclosure to clarify this point and expand your glossary to include the definition of a stratigraphic test well, in a manner consistent with the definition in Rule 4-10(a)(30) of Regulation S-X.

Securities and Exchange Commission
Division of Corporation Finance
August 28, 2014

Company Response 5:

The Company respectfully informs the Staff that the Form 10-K/A addresses these comments.

6.
We note the map provided on page 42 of your draft amendment does not address the concerns outlined in prior comment 16, regarding the location of your well.  For example, the well location annotated on the map as the “Elkton Test” does not appear to correspond to the geographical location of the first primary production well 9-4-92-23- W5 planned in the Elkton Erosional Edge.  Our observation is based on using the township and range information obtained from the map provided on page 19.  We also note the map on page 42 is annotated to depict the location of two Bluesky locations, the outline of the 3-D seismic shot in January 2014, and the outline of a proposed 3-D seismic program which are not otherwise described here or under the section entitled “Present and Planned Activities.” Please revise the subject map to depict and clearly annotate the location of well 9-4-92-23-W5, and the exploratory wells 11-4-92-23-W5 and 8-12-91-22-W5, which are referenced on page 42 of your draft amendment. Furthermore, please revise the map to delete other information not otherwise disclosed here or under the section entitled “Present and Planned Activities” on page 42.

Company Response 6:

The Company respectfully informs the Staff that the map has been revised in the Form 10-K/A to address these comments.

Present and Planned Activities, page 42

7.
We have read the revisions relating to the Elkton Erosional Edge project that you have proposed in response to prior comment 17.  However, such revisions do not sufficiently resolve our concerns.  Please expand your disclosures about the 5 to 10 horizontal legs that are planned in subsequent drilling stages to address the following points.

•
Clarify the proposed well spacing per leg and, and the extent to which any of the proposed 5 to 10 horizontal legs are oriented vertically within the formation rather than spread horizontally across the formation.

•
Clarify whether the increased number of horizontal legs in the subsequent drilling stages also constitutes the infill drilling program.  However, if this is not the case, also clarify whether the infill drilling program represents a further reduction in the initial well spacing for each of the horizontal legs, or drilling in a previously undrilled area beyond the most outboard leg in the original drilling pattern.

•
Indicate whether the individual horizontal wells are to be drilled on 80 meter spacing or if the 5 to 10 horizontal wells are all planned to be drilled within the 80 meter wide area, resulting in a 16 meter per well spacing for 5 horizontal wells and 8 meter per well spacing for the 10 horizontal wells.

•
Include illustrations of the proposed drilling patterns for the Group 1 SE wells, theGroup 3 NW wells, and the Group 5 SE wells, depicting positions of the individual horizontal wells/legs annotated and the per well spacing distances.

•
Discuss the purpose for the incremental increase in the number of horizontal wells and the apparent continuous reduction in the well spacing per horizontal well in transitioning from Group 1 through Group 5.

Securities and Exchange Commission
Division of Corporation Finance
August 28, 2014

Company Response 7:

The Company respectfully informs the Staff that the Form 10-K/A addresses these comments.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8.
We see that while language in the audit report included with your draft amendment and response has been revised to clarify the periods to which it pertains in response to prior comment 20, there has been no updating or dual dating of the audit report to reflect incremental auditing of the accounting and disclosures pertaining to the restatement mentioned in Note 3, or the summarized financial information of CEC North Star Energy Ltd. that now appears in Note 4.  Please discuss this matter with your auditor and arrange to obtain and file an audit opinion that extends to the content of these revisions.  If reliance is placed on other auditors, this will need to be apparent in your current audit report, and you will need to obtain and file the report of any such other auditor.

Company Response 8:

The Company respectfully informs the Staff that the Form 10-K/A includes a revised audit opinion and revisions to Note 4 to the financial statements relating to the valuation of the Company’s investment in CEC North Star Energy Ltd.

Note 4 - Investment in CEC North Star Energy Ltd., page F-11

9.
We have considered the information you submitted in response to prior comment 27, regarding your valuation of the investment, including values indicated by Annex B items (2) Value Methodology 2-Reserve report valuation-Chapman; (3) Value Methodology 3- Reserve report valuation-GLJ and RBC Manifesto or item, and (4) Value Methodology 3- Reserve report valuation-CEC in house.  We understand that in each case, these estimates are based on petroleum initially-in-place (PIIP), also referred to as oil initially-in-place (OIIP) in Annex B, representing prospective or possibly contingent resources rather than reserves, notwithstanding the incorrect labeling of these documents as reserves reports.

We believe that prospective resources generally have a significant risk of discovery, recovery and economic producibility, and that contingent resources generally have a significant risk of both recovery and economic producibility.  Please explain how these risks have been properly assessed and factored into the valuations you have provided. Please describe the details of your approach in determining appropriate risk adjustment factors and in your handling of expenses that would be fully incurred to undertake drilling, regardless of the outcome, i.e. not subject to the aforementioned risks.

Securities and Exchange Commission
Division of Corporation Finance
August 28, 2014

Given that you have only drilled two wells on the Manning properties, without undertaking any flow testing, and have not drilled any wells on the Trout Lake properties, also tell us your basis for concluding that estimates of future cash flows, incorporating assumptions about exploration, development and production, would yield a more reliable estimate of fair value than the common industry approach of using a dollars-per-acre computation alone, similar to the approach illustrated in your Annex B.

Company Response 9:

The Company respectfully informs the Staff that it is supplementally providing additional material confidentially to the Commission to address this comment. The supplemental material contains privileged or confidential commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)).  The supplemental material has not previously been disclosed or made available to the public.

* * *

We hope that the foregoing and the supplemental information provided have addressed all of the Staff’s comments contained in the Letter. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark Lee Mark C Lee Shareholder

ACKNOWLEDGMENT

In connection with Octagon 88 Resources, Inc.’s (the “Company”) letter dated August 28, 2014, addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OCTAGON 88 RESOURCES, INC.

/s/ Guido Hilekes_____________
Guido Hilekes, President